Mail Stop 6010

March 18, 2008

Ms. Nancy Chu
Chief Financial Officer
Soyo Group, Inc.
1420 South Vintage Avenue
Ontario, California 91761

      Re: **Soyo Group, Inc.**
              Form 10-K for year ended December 31, 2006
              Filed April 2, 2007
              File No. 333-42036

Dear Ms. Chu:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Brian R. Cascio
                                    Accounting Branch Chief